United States securities and exchange commission logo





                              December 11, 2020

       Borisi Alborovi
       President
       Medicale Corp.
       Otar Lortkifanidze 16
       Tbilisi, Georgia, 0114

                                                        Re: Medicale Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed December 10,
2020
                                                            File No. 333-250025

       Dear Mr. Alborovi:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1

       Cover Page

   1. Please ensure that the cover page of the registration statement and the cover page of the prospectus are dated as
of the date on which the registration statement is filed.
       Prospectus Summary
       Our Business, page 3

   2. We note your response to prior comment 1 and updated disclosure. Please further revise your disclosure to
confirm (i) the amount you agreed to pay for the website and (ii)
                                                        whether that amount has
actually been paid.
 Borisi Alborovi
Medicale Corp.
December 11, 2020
Page 2
Dilution , page 17

3. We note your response to comment 4. We continue to believe that your dilution calculations should be revised in order to comply with Item 506 of Regulation S-K. In this regard, please revise your calculations as follows as previously requested:
             Please use net tangible book value per share, which would exclude all intangible assets recorded on your balance sheet. It appears that your net tangible book value at
              September 30, 2020 would be ($13,403) or ($.004) per share after deducting intangible assets; and
             Please use net offering proceeds in your calculations rather than gross offering proceeds. For example, assuming the sale of 100% of the securities offered, it would appear that you would have $88,987 of net offering proceeds based on the estimated offering costs disclosed on page II-1.
Financial Statements
Report of Independent Registered Public Accounting Firm, page F-2

4.       Please provide the Independent Auditor   s Report in the filing. Refer
to Rule 8-01 of
         Regulation S-X. Please also ensure that the auditor   s consent is
provided as an exhibit to
         the filing. Refer to Item 601(b)(23) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Nudrat Salik at 202-551-3692 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Celeste Murphy at 202-551-3257 with any other questions.



FirstName LastNameBorisi Alborovi                              Sincerely,
Comapany NameMedicale Corp.
                                                               Division of
Corporation Finance
December 11, 2020 Page 2                                       Office of Life
Sciences
FirstName LastName